SUB ITEM 77M: MERGERS

On August 1, 2011, the net assets of the EARNEST Partners Fixed Income Trust (a series of The Nottingham Investment Trust II) merged into the Touchstone Funds Group Trust Total Return Bond Fund. The merger was accomplished by a tax—free exchange of 1,649,252 shares of the EARNEST Partners Fixed Income Trust for 1,649,252 shares of the Total Return Bond Fund outstanding at August 1, 2011. The EARNEST Partners Fixed Income Trust’s net assets as of August 1, 2011 were combined with those of the Total Return Bond Fund.